UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D (AMENDMENT NO. 12)*

Under the Securities Exchange Act of 1934

The Chalone Wine Group, Ltd.

(Name of Company)

Common Stock, no par value

(Title of Class of Securities)

157639105

(CUSIP Number)

Phyllis S. Hojel
c/o HM International, Inc.
5810 East Skelly Drive, Suite 1000
Tulsa, Oklahoma 74135-6403
(918) 664-1914

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 23, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GHA 1 Holdings, Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ ]
		(b)	[x]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(D) OR 2(E)
[ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER	2,562,608 shares

	(8)	SHARED VOTING POWER	-0- shares

	(9)	SOLE DISPOSITIVE POWER	2,562,608 shares

	(10)	SHARED DISPOSITIVE POWER	- 0- shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,562,608 shares

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[x]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.2%

(14)	TYPE OF REPORTING PERSON
CO

CUSIP NO. 157639105	SCHEDULE 13D	Page 3 of 9

(1)	NAMES OF REPORTING PERSONS:
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SFI Intermediate Ltd.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [x]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	(7)	SOLE VOTING POWER 2,496,113 shares
Number of Shares
Beneficially Owned	(8)	SHARED VOTING POWER -0- shares
by Each Reporting
Person With	(9)	SOLE DISPOSITIVE POWER 2,496,113 shares

	(10)	SHARED DISPOSITIVE POWER -0- shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,496,113 shares

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[x]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.6%

(14)	TYPE OF REPORTING PERSON

PN

CUSIP NO. 157639105	SCHEDULE 13D	Page 4 of 9

(1)	NAMES OF REPORTING PERSONS:
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Phyllis S. Hojel

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [x]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	(7)	SOLE VOTING POWER 2,562,608 shares
Number of Shares
Beneficially Owned	(8)	SHARED VOTING POWER -0- shares
by Each Reporting
Person With	(9)	SOLE DISPOSITIVE POWER 2,562,608 shares

	(10)	SHARED DISPOSITIVE POWER -0- shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,562,608 shares

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[x]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.2%

(14)	TYPE OF REPORTING PERSON

IN

CUSIP NO. 157639105	SCHEDULE 13D	Page 5 of 9

INTRODUCTION

          This Amendment No. 12 amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 13, 1997 by GHA 1 Holdings, Inc., a Delaware corporation (“GHA”), SFI Intermediate Ltd., a Texas limited partnership (“SFI”), and Phyllis S. Hojel, as previously amended (the “Statement”), with respect to the common stock, no par value, of The Chalone Wine Group, Ltd., a California corporation. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement. From and after the date hereof, all references in the Statement to such statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby.

Item 1. Security and Company.

          This statement relates to the Common Stock, no par value (“Common Stock”), of The Chalone Wine Group, Ltd., a California corporation (the “Company”). The address of the principal executive office of the Company is 621 Airpark Road, Napa, California 94585-6272.

Item 2. Identity and Background.

          Response unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

          Response unchanged.

Item 4. Purpose of Transaction.

          Item 4 of this Statement is hereby supplemented as follows:

          On August 30, 2004, SFI entered into a letter agreement (the “Confidentiality Agreement”) with the Company pursuant to which each of SFI and the Company agreed to keep confidential certain information provided to it by the other party, including information relating to any proposal or proposals with respect to a business combination or similar transaction that have been or may be submitted to the Company by a third party or parties. The Confidentiality Agreement also contains certain standstill provisions applicable to SFI (the “Standstill”), which are described in detail below. The Standstill was requested by the Company as a condition to providing confidential information to SFI. However, SFI has not submitted a proposal to the Company with respect to a business combination or similar transaction, and has no plans to submit such a proposal. As reported in Amendment No. 11 to the Statement, the reporting persons have been engaged in considering possible alternatives to the proposal made to the Company by Domaines Barons de Rothschild (Lafite) SCA on May 17, 2004, and have discussed such alternatives with one or more third parties. The Standstill will require the reporting

CUSIP NO. 157639105	SCHEDULE 13D	Page 6 of 9

persons to obtain the consent of Chalone in order to initiate or continue any such discussions with third parties after August 30, 2004. A copy of the Confidentiality Agreement is attached hereto as Exhibit 4.

     The Standstill provides that, until July 8, 2005, unless specifically invited to do so in writing by the board of directors of the Company (or an independent committee thereof), neither SFI nor any of its affiliates or representatives on behalf of SFI will, in any manner, directly or indirectly, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect, offer or propose (whether publicly or otherwise) to effect or participate in (i) any acquisition of any securities (or beneficial ownership thereof) or assets (other than non-material assets or any other asset of the Company generally offered for sale to the public) of the Company; (ii) any tender or exchange offer, merger, consolidation or other business combination involving the Company; or (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any material portion of the Company’s business; (b) form, join or in any way participate in a “group” (as defined under the Exchange Act) with respect to the securities of the Company (except for the group disclosed in Amendment No. 11 to the Statement); (c) take any action which to the knowledge of SFI requires the Company to make a public announcement regarding any of the types of matters set forth in (a) above that directly involve SFI; (d) nominate, or seek to have nominated, any individual for election to the Company’s board of directors (except as described below); or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing or advise, assist, encourage, finance or seek to persuade others to take any action with respect to the foregoing, except as disclosed in the Statement. SFI also agreed during such period not to request the Company (or its directors, officers, employees or agents) to amend or waive any provision described in this paragraph if doing so would cause SFI to violate the provisions of this paragraph.

     Notwithstanding the foregoing paragraph, the Confidentiality Agreement provides that, until July 8, 2005, SFI may continue to maintain its current number of representatives on the Company’s board of directors, and the Company agrees that its board of directors will nominate such representatives as nominees for the Company’s board of directors. Additionally, the Standstill described in the foregoing paragraph does not prohibit following: (a) SFI’s representatives on the Company’s board of directors continuing to take actions solely in their capacity as directors in order to fulfill their fiduciary duties as directors and consulting with SFI in connection with actions they may consider taking in their capacity as directors consistent with their fiduciary duties to the Company; (b) SFI voting its shares of the Company’s capital stock as it determines in its sole discretion; (c) SFI selling its shares of the Company’s capital stock, provided that it otherwise complies with the confidentiality provisions of the Confidentiality is letter agreement; (d) SFI acquiring shares of the Company’s capital stock in connection with any conversion of the Convertible Subordinated Promissory Note in accordance with its terms issued by the Company to SFI on August 21, 2002; (e) SFI taking other actions that it is specifically invited to take by the board of directors of the Company (or an independent committee thereof).

CUSIP NO. 157639105	SCHEDULE 13D	Page 7 of 9

          Under the terms of the Confidentiality Agreement, if at any time during the term of the Standstill the Company enters into an agreement (a “Third Party Agreement”) with a third party who is known by the Company to be considering making, or has made, an Acquisition Proposal (as defined below) (a “Third Party”), which agreement contains standstill provisions that are less favorable to the Company in the aggregate than the Standstill, the Company will notify SFI of the terms of such standstill provisions as soon as reasonably practicable after the execution of such Third Party Agreement, and the Standstill as it applies to SFI will be automatically amended to be substantially similar to the standstill provisions contained in such Third Party Agreement (provided, that the length of the Standstill contained in the Confidentiality Agreement will commence from the date of such agreement, not the date of the Third Party Agreement ). In addition, the Confidentiality Agreement provides that, if the Company terminates the obligations of a Third Party under the standstill provisions contained in a Third Party Agreement (including, but not limited to, any Third Party Agreement entered into by the Company any time after May 17, 2004) or amends such standstill provisions in a manner such that such standstill provisions as amended are less favorable to the Company in the aggregate than the Standstill, the Company will notify SFI of the terms of such termination or amendment as soon as reasonably practicable, and the Standstill as it applies to SFI shall be automatically terminated (if the standstill provisions in the Third Party Agreement have been terminated) or amended to be substantially similar to the standstill provisions contained in such Third Party Agreement as amended (if the standstill provisions in the Third Party Agreement have been amended). For purposes of the Confidentiality Agreement, “Acquisition Proposal” means any offer, proposal or inquiry relating to, or any third party indication of interest in, (A) any acquisition or purchase, direct or indirect, of 50% or more of the consolidated assets of the Company and its subsidiaries or over 50% of any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 50% of the consolidated assets of the Company, (B) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party’s beneficially owning 50% or more of any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 50% of the consolidated assets of the Company or (C) a merger, consolidation, share exchange, business combination, sale of substantially all of the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 50% of the consolidated assets of the Company.

Item 5. Interest in Securities of the Company.

          Item 5 of this Statement is hereby supplemented as follows:

          As previously reported by Amendment No. 8 to the Schedule 13D, on August 21, 2002, SFI purchased a 9% convertible subordinated promissory note due August 21, 2004 from the Company, in the aggregate principal amount of $2.75 million (the “2002 Note”). See Item 6 of Amendment No. 8 to Schedule 13D. The 2002 Note matured on August 21, 2004 in accordance with its terms and the Company elected to

CUSIP NO. 157639105	SCHEDULE 13D	Page 8 of 9

pay the principal amount of and interest accrued on the 2002 Note through the issuance of shares of Common Stock at the conversion price of $9.4207. Consequently, the Company issued 344,454 shares of Common Stock to SFI as of August 23, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

          Response unchanged.

Item 7. Material to Be Filed as Exhibits.

          Exhibit 4 –Confidentiality Agreement, dated as of August 30, 2004 by and between SFI and the Company.

CUSIP NO. 157639105	SCHEDULE 13D	Page 9 of 9

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 1, 2004

GHA 1 HOLDINGS, INC.

By:	/s/ Phyllis S. Hojel

Name:	Phyllis S. Hojel
Title:	President and Secretary

SFI INTERMEDIATE LTD.

By: GHA I HOLDINGS, INC.
General Partner

By:	/s/ Phyllis S. Hojel

Name:	Phyllis S. Hojel
Title:	President and Secretary

/s/ Phyllis S. Hojel

Name:	Phyllis S. Hojel